UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Change of Directors

Effective January 27, 2025, Mr. Wanli Wang (“Mr. Wang”), Ms. Jing Zhang (“Ms. Zhang”) and Ms. Na Wang (“Ms. Wang”) were elected independent directors of Chijet Motor Company, Inc. (the “Company”) by the existing members of the board of directors (the “Board”) of the Company unanimously pursuant to the Amended and Restated Memorandum and Articles of Association of the Company.

Mr. Wang was elected to fill the vacancy on the Board resulted from the resignation of Wen Li, Ms. Zhang was elected to fill the vacancy on the Board resulted from the resignation of Ying Liu, and Ms. Wang was elected to fill the vacancy on the Board resulted from the resignation of Huimin Li, all of which resignations were previously disclosed.

Simultaneously, Ms. Zhang was elected to serve as a member of the Audit Committee of the Board, Ms. Wang was elected to serve as a member of the Audit Committee and a member of the Nominating and Corporate Governance Committee of the Board, and an existing independent director Mr. Bowen Wang was elected to serve as the chairman of the Audit Committee and a member of the Compensation Committee of the Board.

Mr. Wanli Wang is an attorney and has been working at the Beijing Gao Tong Law Firm in China since August 2002. He has a bachelor’s degree in food science and engineering from Nanjing University of Finance and Economics and a master’s degree in law from China University of Politics and Law.

Ms. Jing Zhang worked as an administrative officer at Ping An Life Insurance Company of China from March 2017 to December 2021. She has an associate degree in property management from Shandong Youth Management College.

Ms. Na Wang has been working as a project manager at Shandong Ju’an Project Management Co., Ltd., a construction consulting firm, since July 2022. She worked as a project manager at Shandong Deqin Tendering Evaluation Cost Consulting Co., Ltd., a consulting firm, from January 2019 to June 2022. Ms. Wang has an associate degree in construction engineering technology from Shangdong Jianzhou University and a bachelor’s degree in civil engineering from University of Jinan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 7, 2025	Chijet Motor Company, Inc.

		By:	/s/ Mu Hongwei
Mu Hongwei
President and Chief Executive Officer